Shilling, Monica J.

To:	ganleyj@sec.gov
Subject:	Ares Capital Corporation - Proxy
Attachments:	Marked ARCC Proxy.pdf

Hi John,

As we discussed, attached to this email is a copy of the preliminary proxy filed by Ares Capital Corporation (ARCC) with the SEC on March 21, 2011, marked to show changes from ARCC's definitive proxy filed with the SEC on April 30, 2010. Thanks!

[PDF ICON]

Monica J. Shilling
Partner

Proskauer
2049 Century Park East
Suite 3200
Los Angeles, CA 90067-3206
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com

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